FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated September 02, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SUMMARY OF THE MINUTES OF THE 7th/2010 ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6,404/76)

DATE, PLACE AND TIME: August 26, 2010 at 8:30 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: the majority of the board members. CHAIR: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman Edina Biava, Secretary. RESOLUTIONS ADOPTED: 1. Authorization for the Board of Executive Officers to vote at Sadia’s EGM, to be held on August 31, 2010, to deliberate on the incorporation of the Company, Big Foods – The Board of Directors authorized the Board of Executive Officers to vote in the Extraordinary General Meeting of Sadia to be held on August 31, 2010 to approve the incorporation of Big Foods Indústria de Produtos Alimentícios Ltda (“Big Foods”) by Sadia, a wholly owned subsidiary of the Company, as well as to approve the documents pertinent to the incorporation: protocol and justification and evaluation report. 2. Office in Germany - Approved the opening of a wholly owned subsidiary of the Austrian holding company Crossban Holdings GmbH in Germany under the name of Plusfood Germany GmbH with its address at Speditionsstraße 15, 8th floor, 40221 Düsseldorf. The description of this process was the subject of discussion at the Board of Directors Meeting held on May 20, 2010. 3. Approval of a fresh stock option grant under the Stock Option Plan – The Board of Directors ratified the grant of a further 36,900 options in July 2010 to a BRF executive following conclusion of negotiations to hire the same. As a result, the outstanding total grant is 1,576,911 (one million, five hundred and seventy-six thousand, nine hundred and eleven) stock options granted to 35 executives, with a maximum exercise term of five years pursuant to the Regulations to the share-based Compensation Plan and approved by the OGM/EGM held on March 31, 2010. 4. Approval of sale of poultry farms – The Board of Directors resolved that the Board of Executive Officers should effect the sale of the poultry farms as described in Attachment I.5. Other internal Company matters. These minutes, having been drafted, read and approved, were signed by the members of the Board of Directors present. Members of the Board of Directors: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman, Francisco Ferreira Alexandre, Carlos Alberto Cardoso Moreira, Décio da Silva, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Roberto Faldini, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho. São Paulo-SP, August 26, 2010 (I hereby certify that this is a true copy of the original minutes drafted to Book 2 of the Minutes of the Company’s Ordinary and Extraordinary Meetings).

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   September 23, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director